UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

21VIANET GROUP, INC.

(Name of Issuer)

Class A Ordinary Shares, Par Value $0.00001

(Title of Class of Securities)

90138A103

(CUSIP Number)

Francis Ng
King Venture Holdings Limited
Kingsoft Tower No. 33
Xiaoying West Road
Haidian District, Beijing 100085
The People’s Republic of China
Telephone: +(86) 10 82325515

With a copy to:

Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
 Hong Kong
Telephone: +852 3740 4863

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90138A103

1.	NAME OF REPORTING PERSON: King Venture Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 57,337,393(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 57,337,393
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,337,393(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% of the Class A Ordinary Shares(1), (2)
14.	TYPE OF REPORTING PERSON CO
(1) Representing 39,087,125 Class A Ordinary Shares and 18,250,268 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares beneficially owned by the Reporting Person into Class A Ordinary Shares.
(2) Represents approximately 19.9% of the voting power of the ordinary shares of the Issuer.  Represents approximately 11.6% of the total ordinary shares of the Issuer assuming the conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares. Based on 426,000,143 Class A Ordinary Shares and 68,906,248 Class B Ordinary Shares outstanding as of January 15, 2015, as communicated by the Issuer to the Reporting Person on January 15, 2015.

CUSIP No.	90138A103

1.	NAME OF REPORTING PERSON: Kingsoft Corporation Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 57,337,393(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 57,337,393
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,337,393(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% of the Class A Ordinary Shares(1), (2)
14.	TYPE OF REPORTING PERSON CO
(1) Representing 39,087,125 Class A Ordinary Shares and 18,250,268 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares beneficially owned by the Reporting Person into Class A Ordinary Shares.
(2) Represents approximately 19.9% of the voting power of the ordinary shares of the Issuer. Represents approximately 11.6% of the total ordinary shares of the Issuer assuming the conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares. Based on 426,000,143 Class A Ordinary Shares and 68,906,248 Class B Ordinary Shares outstanding as of January 15, 2015, as communicated by the Issuer to the Reporting Person on January 15, 2015.

Item 1.   Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) of 21Vianet Group, Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”), with its principal executive office located at M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing 100016, The People’s Republic of China.

  Item 2.   Identity and Background

This Schedule 13D is jointly filed on behalf of King Venture Holdings Limited, a company incorporated under the laws of the Cayman Islands (“King Venture”), and Kingsoft Corporation Limited, a company incorporated under the laws of the Cayman Islands (“Kingsoft”). The principal office address of each of King Venture and Kingsoft is Kingsoft Tower No. 33, Xiaoying West Road, Haidian District, Beijing 100085, The People’s Republic of China. The principal business of King Venture is investment holding, and the principal business of Kingsoft is internet based software development and distribution, and the provision of related services.

King Venture is a wholly owned subsidiary of Kingsoft.

The name, business address, present principal occupation and citizenship of the directors and executive officers of each of the Reporting Persons are set forth in Schedule A attached hereto, which is incorporated herein by reference.

Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The purchase price of the Class A Ordinary Shares was US$3.00 per share. The source of funds used by King Venture to acquire the Class A Ordinary Shares were internal resources. The aggregate purchase price for the shares will be paid in two installments: the first installment in the amount of US$51,603,653.70 was paid on the Closing Date (as defined below), and the second installment payment in the amount of US$120,408,525.30 will be paid no later than April 30, 2015.

 Item 4.   Purpose of Transaction

On November 29, 2014, the Issuer, Sheng Chen (the “Founder”), Personal Group Limited, a British Virgin Islands company, Fast Horse Technology Limited, a British Virgin Islands company, and Sunrise Corporate Holding Ltd., a British Virgin Islands company (collectively, the “Founder Affiliates” and together with the Founder, the “Founder Parties”) entered into a Purchase Agreement (the “Purchase Agreement”) with King Venture, as amended by Amendment No. 1 to the Purchase Agreement, dated January 15, 2015, by and among the Issuer, the Founder Parties and King Venture (“Amendment No. 1 to the Purchase Agreement”), pursuant to which the Issuer agreed to issue and allot to King Venture, and King Venture agreed to purchase and subscribe from the Issuer, 39,087,125 Class A Ordinary Shares and 18,250,268 Class B ordinary shares, par value $0.00001 per share, of the Issuer (the “Class B Ordinary Shares”), in each case, at a purchase price of US$3.00 per share. The aggregate purchase price for the shares will be paid in two installments: the first installment in the amount of US$51,603,653.70 was paid on the Closing Date (as defined below), and the second installment payment in the amount of US$120,408,525.30 will be paid no later than April 30, 2015.

On January 15, 2015, the closing date under the Purchase Agreement (the “Closing Date”), the Issuer entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with King Venture, Xiaomi Ventures Limited and the Founder Parties. Pursuant to the Investor Rights Agreement, King Venture has the right to appoint one director to the board of directors of the Issuer, which, prior to the Closing Date, consisted of six members. The qualifications of King Venture’s appointee are subject to review by the Chairman of the Board of Directors of the Issuer, and if the Chairman determines, in his reasonable judgment, that such appointee is not qualified to serve on the Board of Directors of the Issuer, King Venture must select another individual to serve as its appointee. The Issuer will also have obligations to ensure that the majority of the Board of Directors of the Issuer be comprised of independent directors (determined pursuant to the rules and regulations of the NASDAQ Global Market and under the Exchange Act) at all times, so long as the Issuer has securities (including any American Depositary Shares) listed on the NASDAQ Global Market.  The Issuer appointed a director nominated by King Venture to the Issuer's Board of Directors at the Closing, as required under the Purchase Agreement and pursuant to the terms of the Investor Rights Agreement.

On the Closing Date, the Issuer also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with King Venture and Xiaomi Ventures Limited, pursuant to which the Issuer granted certain registration rights to King Venture and Xiaomi Ventures Limited.

Copies of the Purchase Agreement, Amendment No. 1 to the Purchase Agreement, the Investor Rights Agreement and the Registration Rights Agreement are attached hereto as Exhibits 7.02, 7.03, 7.04 and 7.05, respectively, and are incorporated by reference herein. The foregoing descriptions of the Purchase Agreement, Amendment No. 1 to the Purchase Agreement, the Investor Rights Agreement and the Registration Rights Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements attached hereto as Exhibits 7.02, 7.03, 7.04 and 7.05, respectively.

The Reporting Persons review their investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law. Except as set forth above, there are no plans or proposals of the type referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                  Interest in Securities of the Issuer

(a)-(b)  King Venture is the beneficial owner of 57,337,393 Class A Ordinary Shares, representing (i) 39,087,125 Class A Ordinary Shares and 18,250,268 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares held by King Venture into Class A Ordinary Shares, (ii) approximately 13.5% of the outstanding Class A Ordinary Shares, assuming the conversion of all Class B Ordinary Shares held by King Venture into Class A Ordinary Shares, (iii) approximately 11.6% of all outstanding ordinary shares of the Issuer, assuming the conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, and (iv) approximately 19.9% of the voting power of all ordinary shares of the Issuer. The foregoing is based on 426,000,143 Class A Ordinary Shares and 68,906,248 Class B Ordinary Shares outstanding as of January 15, 2015, as communicated by the Issuer to the Reporting Persons on January 15, 2015. Class A Ordinary Shares hold one vote per share and Class B Ordinary Shares hold ten votes per share.

Kingsoft, through its ownership of King Venture, may be deemed to share voting and dispositive power over the Class A Ordinary Shares beneficially owned by King Venture.

(c)        Except as described in this Schedule 13D, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d)        Not applicable.

(e)        Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth and incorporated in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons, dated January 15, 2015.

Exhibit 7.02	Purchase Agreement, by and among the Issuer, King Venture and the Founder Parties, dated November 29, 2014.*

Exhibit 7.03	Amendment No. 1 to Purchase Agreement, by and among the Issuer, King Venture and the Founder Parties, dated January 15, 2015

Exhibit 7.04	Investor Rights Agreement, by and among the Issuer, King Venture, Xiaomi Ventures Limited and the Founder Parties, dated January 15, 2015.

Exhibit 7.05	Registration Rights Agreement, by and among the Issuer, King Venture and Xiaomi Ventures Limited, dated January 15, 2015.

* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. King Ventures and Kingsoft hereby agree to furnish supplementally a copy of any omitted schedules to the SEC upon request by the SEC.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

The business address for each director and executive officer of the Reporting Persons is Kingsoft Tower No. 33, Xiaoying West Road, Haidian District, Beijing 100085, The People’s Republic of China. The name, present principal occupation and citizenship of each director and executive officer of the Reporting Persons is set forth below:

King Venture Holdings Limited

Name and Position	Present Principal Occupation	Citizenship
Yuk Keung NG Director	Executive Director and CFO of Kingsoft Corporation Limited	Hong Kong, PRC
Jun LEI Director	Chairman and CEO of Xiaomi Corporation	People's Republic of China
Hong Jiang ZHANG Director	Executive Director and CEO of Kingsoft Corporation Limited	Singapore

Kingsoft Corporation Limited

Name and Position	Present Principal Occupation	Citizenship
Hong Jiang ZHANG Director and CEO	Executive Director and CEO of Kingsoft Corporation Limited	Singapore
Yuk Keung NG Director and CFO	Executive Director and CFO of Kingsoft Corporation Limited	Hong Kong, PRC
Tao ZOU Director and Senior Vice President	Executive Director and Senior Vice President of Kingsoft Corporation Limited	People's Republic of China
Jun LEI Director	Chairman and CEO of Xiaomi Corporation	People's Republic of China
Pak Kwan KAU Director	Non-executive Director of Kingsoft Corporation Limited	Hong Kong, PRC
Chi Ping LAU Director	Executive Director and President of Tencent Holdings Limited	Hong Kong, PRC
Shun Tak WONG Director	Consultant and operating partner of CITIC Capital Partners Ltd.; a co-founder and acting as Chief Financial Officer of Rokid Corporation Ltd.	Hong Kong, PRC
David Yuen Kwan TANG Director	Partner and Managing Director of Nokia Growth Partner	Hong Kong, PRC
Wenjie WU Director	Chief Strategy Officer of Ctrip.com International, Ltd.	Hong Kong, PRC
Sheng FU Senior Vice President	Senior Vice President of Kingsoft Corporation Limited and CEO of Kingsoft Internet Securities Software Holdings Limited	People's Republic of China
Ke GE Senior Vice President	Senior Vice President of Kingsoft Corporation Limited and CEO of Kingsoft Application Software Holdings Limited	People's Republic of China

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2015

KING VENTURE HOLDINGS LIMITED

By:	/s/Yuk Keung NG
Name: Yuk Keung NG
Title: Director

KINGSOFT CORPORATION LIMITED

By:	/s/Yuk Keung NG
Name: Yuk Keung NG
Title: Director